SAIC GEMINI, INC.

1710 SAIC Drive

McLean, Virginia 22102

(703) 676-4300

September 9, 2013

VIA EDGAR

Re:	SAIC Gemini, Inc.
Registration Statement on Form 10-12B
File No. 001-35832

Ms. Luna Bloom

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Bloom:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, SAIC Gemini, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10-12B (File No. 001-35832) be accelerated by the Securities and Exchange Commission (the “Commission”) to 1:00 p.m., Eastern time, on September 10, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Gary L. Sellers at 212-455-2695 or Xavier Kowalski at 212-455-3804 of Simpson Thacher & Bartlett LLP, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

SAIC Gemini, Inc.

By:	/s/ John R. Hartley
Name: John R. Hartley
Title: Chief Financial Officer

cc:	Securities and Exchange Commission

Mark P. Shuman

Laura Veator

Kathleen Collins

SAIC Gemini, Inc.

Raymond Veldman

Paul Greiner

Simpson Thacher & Bartlett LLP

Gary L. Sellers

Xavier Kowalski